03013333

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52938

RECEIVED FEB 28 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCD Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7135 State Road 52, Suite 206
(No. and Street)

Bayonet Point (City) Florida (State) 34667 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Gray 727-819-9224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ferrell & Moses, P.A.
(Name – *if individual, state last, first, middle name*)

1509 W. Swann Avenue Suite 100 Tampa, FL 33606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond E. Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCD Financial, Inc., as of December 31, 2002, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

RCD Financial Inc
Raymond E Gray
President & CEO
7135 State Road 52
Bayonet Point FL 34667

CHRISTOPHER A. GRAY
MY COMMISSION # DD 032360
EXPIRES: August 28, 2005
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RCD FINANCIAL, INC.
TABLE OF CONTENTS

	PAGE
FACING PAGE	1
FINANCIAL STATEMENTS -	
Independent Auditor's Report	1 - 2
Balance Sheet - December 31, 2002	3
Statement of Operations - For the year ended December 31, 2002	4
Statement of Stockholders' Equity - For the year ended December 31, 2002	5
Statement of Cash Flows - For the year ended December 31, 2002	6
Notes to Financial Statements	7 - 8
SUPPLEMENTARY INFORMATION	
Computation of Net Capital - For the year ended December 31, 2002	1
Report on Internal Controls of RCD Financial, Inc.	2 - 3

FINANCIAL STATEMENTS

FERRELL & MOSES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM J. FERRELL, C.P.A.
MICHAEL R. MOSES, C.P.A.

1509 W. SWANN
SUITE 100
TAMPA, FLORIDA 33606
TELEPHONE (813) 254-7222
FAX (813) 254-2280

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUTANTS

FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Directors and Stockholders of
RCD Financial, Inc.
Bayonet Point, Florida

We have audited the accompanying balance sheet of RCD Financial, Inc. as of December 31, 2002, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RCD Financial, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information included is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Securities and Exchange Commission.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ferrell & Moses, P.A.
Certified Public Accountants

February 25, 2003
Tampa, Florida

RCD FINANCIAL, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$	44,795
Accounts receivable		438
Total current assets		45,233
FIXED ASSETS		
Equipment, net of accumulated depreciation of $380		1,526
Total assets	$	46,759

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	3,627
Payroll liabilities		91
Total current liabilities		3,718
STOCKHOLDERS' EQUITY		
Common stock, 1,000 authorized shares, $0.10 par value, 1000 shares issued and outstanding		100
Additional paid-in-capital		29,900
Retained earnings		13,041
Total stockholders' equity		43,041
Total liabilities and stockholders' equity	$	46,759

RCD FINANCIAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Commissions and fees	$	28,600
Cost of services including general and administrative expenses		32,942
Operating income (loss)		(4,342)
Other income (expense)		
Interest income		146
Net income (loss)	$	(4,196)

See Notes to Financial Statements

RCD FINANCIAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
Balance at January 1, 2002	$ 100	$ 29,900	$ 17,237
Net loss			(4,196)
Balance at December 31, 2002	$ 100	$ 29,900	$ 13,041

See Notes to Financial Statements

RCD FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM (USED BY) OPERATING ACTIVITIES:		
Net income (loss)	$	(4,196)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization		380
Change in current assets and liabilities:		
Decrease (increase) in accounts receivable		(438)
Increase (decrease) in accounts payable		3,627
Increase (decrease) in payroll liabilities		91
Net cash provided from (used by) operating activities		(536)
CASH FLOWS FROM (USED BY) INVESTING ACTIVITIES:		
Purchase of equipment		(1,906)
NET INCREASE (DECREASE) IN CASH		(2,442)
CASH AT BEGINNING OF YEAR		47,237
CASH AT END OF YEAR	$	44,795

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	0
Income taxes	$	0

See Notes to Financial Statement

RCD FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Summary of Significant Accounting Policies

(a) Description of the Business

RCD Financial, Inc. (the Company), a Florida corporation, was incorporated August 6, 1999. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is subject to certain rules and regulations of the Securities and Exchange Commission, the National Association of Securities Dealers and various state regulatory agencies.

(b) The Company maintains its books and records on the accrual basis of accounting.

(c) Cash -- Cash consisted of $15,000 of cash in an interest bearing account and $29,795 in a non-interest bearing accounts at December 31, 2002.

(d) Recognition of income -- Sales commissions earned are recorded on the date the confirmation of the trade is received.

(e) Income Taxes -- The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an S corporation effective January 1, 2001. In lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for current federal or state income taxes has been included in the December 31, 2002 financial statements.

(f) Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) Fair Value of Financial Instruments -- The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The fair value estimates presented herein are based on pertinent information available to

RCD FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 – Summary of Significant Accounting Policies, continued

management as of December 31, 2002. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for the purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein. The fair values of cash, accounts receivable, securities owned and accounts payable approximate the carrying value due to their short term nature.

Note 2 – Equipment

Equipment is stated at cost and is being depreciated using the straight line method over useful lives of five years. Depreciation expense amounted to $380 for the year ended December 31, 2002.

Note 3 - Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum capital, as defined, equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $41,077 which is in excess of its required net capital of $5,000 by $36,077.

The Company had aggregated indebtedness of $3,718 at December 31, 2002.

The Company is exempt from Rule 15c 3-3 of the Securities and Exchange Act of 1934 pursuant to the provisions of subparagraph K 2 (ii). Therefore, the computations for determination of reserve requirements and information for possession or control requirements pursuant to Rule 15c3-3 are not required.

A statement of changes in liabilities subordinated to claims or general creditors has been omitted as the Company had no such liabilities during the period covered by this financial report.

Note 4 - Commitments and Contingencies

There are no commitments or contingencies.

SUPPLEMENTARY INFORMATION

RCD FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL		
Stockholders' equity	$	43,041
Less non-allowable assets:		
Accounts receivable		438
Equipment, net		1,526
Total	$	41,077
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	3,718
Minimum net capital at 6 2/3% of aggregate indebtedness	$	248
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$	5,000
NET CAPITAL REQUIRED	$	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		36,077
NET CAPITAL	$	41,077
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		9.05%
RECONCILIATION OF REPORTED NET CAPITAL		
Net capital, per FOCUS report	$	42,915
Adjust accounts payable		(1,660)
Adjust payroll liabilities		(91)
Other miscellaneous adjustments		(87)
Net capital, as stated above	$	41,077

See Notes to Financial Statements

FERRELL & MOSES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM J. FERRELL, C.P.A.
MICHAEL R. MOSES, C.P.A.

1509 W. SWANN
SUITE 100
TAMPA, FLORIDA 33606
TELEPHONE (813) 254-7222
FAX (813) 254-2280

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROLS

To the Directors and Stockholders of
RCD Financial, Inc.
Bayonet Point, Florida

We have audited the accompanying financial statements of RCD Financial, Inc. as of and for the year ended December 31, 2002 and have issued our report thereon dated February 25, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g); in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, and the procedures for determining compliance with the exemptive provision of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of RCD Financial, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness. The Company was in compliance with the conditions of the exemption provisions of Rule 15c3-3 and no facts came to our attention which indicated such conditions have not been complied with.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory organizations that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and should not be used for any other purpose.

Ferrell & Moses

Ferrell & Moses, P.A.
Certified Public Accountants

Tampa, Florida
February 25, 2003